EXHIBIT 99.1

Israel Ministry of Defense Clears BrainsWay Deep TMS™ for PTSD Reimbursement at Israeli Hospitals

BURLINGTON, Mass. and JERUSALEM, Israel, Sept. 10, 2024 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced that the Israel Ministry of Defense’s Rehabilitation Department has granted approval for the reimbursement of Deep Transcranial Magnetic Stimulation system (Deep TMS™) therapy for qualifying patients with post-traumatic stress disorder (PTSD) at Israeli public hospitals.

BrainsWay will continue its work toward expanding the available reimbursement for PTSD within the country, with the goal of potentially including more Israeli medical centers, as well as adding private clinic settings.

“PTSD is widely recognized to be a serious mental illness that many people around the world too often suffer from in silence and without treatment. In Israel, the concerns around those suffering from PTSD has grown exponentially in the aftermath of the October 7th Hamas-led attacks and the ensuing war with the terror group in Gaza. We believe this reimbursement program is an important step forward in the effort to help address this growing patient population,” said Hadar Levy, BrainsWay’s Chief Executive Officer.

Researchers from the Hebrew University of Jerusalem and Columbia University recently estimated that over five percent of the population in Israel could develop PTSD1. A recent retrospective cohort study of 99 military veterans receiving Deep TMS treatment was published in the peer-reviewed journal, Psychiatry Research. The results showed clinically significant reductions in symptoms of PTSD (44.1%), depression (43.5%), and suicidal ideation (54%) at the six-month follow-up relative to pretreatment2.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Deep TMS is not yet cleared by the FDA for PTSD treatment. The Company believes that the reimbursement pathway now afforded in Israel through this program will facilitate the collection of further important efficacy and safety data, which may potentially be used to support additional future applications.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com

1 A Prediction Model of PTSD in the Israeli Population in the Aftermath of October 7th, 2023, Terrorist Attack and the Israel-Hamas War | medRxiv
2 https://www.sciencedirect.com/science/article/abs/pii/S0165178123006406?via%3Dihub#preview-section-snippets